                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*
                                            ----


                          Republic Group Incorporated
                          ---------------------------
                               (Name of Issuer)

                         Common Stock $1.00 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  760 473 108
                                  -----------
                                (CUSIP Number)

    Lon D. Lewis, 811 East 30th Avenue, Hutchinson, KS 67502 (316) 727-2700
    -----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 11, 2000
                                ---------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page   of 6 Pages
                                                               -----------------

                                 SCHEDULE 13D
CUSIP NO.      760 473 108                                     Page 2 of   Pages
         -----------------                                         ---  ---

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Lon D. Lewis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,975
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,795
------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.11%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                                               Page   of 6 Pages
                                                               -----------------

Item 1.   Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, $1.00 par value per share (the "Common Stock"), of Republic Group Incorporated, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 811 East 30th, Hutchinson, Kansas 67502.

Item 2.   Identity and Background.

(a) Lon D. Lewis (the "Reporting Person"). As described in Item 4 below, the directors and executive officers of the Issuer, including Mr. Phil Simpson, and certain members of his family (collectively, the "Stockholder Agreement Stockholders"), have executed Stockholder Agreements pursuant to which they have agreed to vote their shares of the Issuer's stock as provided therein. In addition, the Stockholder Agreement Stockholders have agreed not to dispose of any shares of Common Stock (subject to certain exceptions). The Reporting Person disclaims membership in any group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, and further disclaims, to his knowledge, the existence of any such group formed by two or more of the Stockholder Agreement Stockholders. A list of the Stockholder Agreement Stockholders appears at Appendix A hereto.

(b) The Reporting Person's residence or business address is set forth on Appendix A attached hereto, which is incorporated by reference herein.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of the corporation in which such employment is conducted are set forth on Appendix A attached hereto, which is incorporated by reference herein.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years.

(e) The Reporting Person has not been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Common Stock held by the Reporting Person was acquired from time to time with personal funds from the Issuer, in market transactions or in privately negotiated purchases, at various prices.

See Item 4 below which is incorporated herein by reference.

Item 4.   Purpose of Transaction.

(a)-(c) On August 11, 2000, the Issuer entered into an Agreement and Plan of Merger with Premier Construction Products Statutory Trust ("Premier") and Premier Construction Products Acquisition Corp. ("Acquisition Sub") (the "Premier Merger Agreement") pursuant to which Acquisition Sub would be merged into the Issuer, all outstanding shares of Common Stock of the Issuer would be converted into the right to receive $19.00 in cash, and the Issuer would become a wholly-owned subsidiary of Premier (the "Premier Merger").

          The Premier Merger Agreement provides for a liquidated damages payment of $12 million by Premier if it fails to complete its financing arrangements and close the Merger and in certain other situations. Premier's obligations under the liquidated damages provision are backed by a letter of credit in the amount of $12 million. The Premier Merger Agreement also provides for the Issuer to pay a break-up fee of $10 million if the Premier Merger Agreement is terminated in connection with another third-party acquisition proposal and in certain other circumstances.

                                                               Page   of 6 Pages
                                                               -----------------

          The directors and executive officers of the Issuer, including Phil Simpson, and certain members of Mr. Simpson's family, who collectively own approximately 28% of the Issuer's outstanding stock, have executed Stockholder Agreements pursuant to which they have agreed to vote their shares of the Issuer's stock (including any shares subsequently acquired by them, including through the exercise of stock options) in favor of the Premier Merger, against other competing proposals and in certain other respects, to grant proxies to Premier's nominees to so vote their shares, and not to dispose of or encumber their shares of the Issuer's stock during the pendency of the Premier Merger Agreement. The Stockholder Agreements will terminate upon a termination of the Premier Merger Agreement in accordance with the terms of that agreement.

          On August 11, 2000, the Issuer also entered into a back-up agreement with Centex Construction Products, Inc. ("CXP") (the "CXP Agreement") pursuant to which the Issuer would be acquired by CXP if the Premier Merger Agreement were terminated for reasons other than a termination by the Issuer, in the exercise of its Board's fiduciary duties, to pursue a superior proposal from a third party. If the Premier Merger Agreement were terminated otherwise than by the Issuer in the exercise of its Board's fiduciary duties, the Issuer and CXP have agreed to execute and deliver a merger agreement pursuant to which a subsidiary of CXP would make a cash tender offer to acquire all the outstanding shares of the Issuer's stock (the "CXP Tender Offer") and, whether or not the CXP Tender Offer were consummated, merge with the Issuer. Pursuant to the merger agreement with CXP, a subsidiary of CXP would be merged into the Issuer, and the Issuer would become a wholly-owned subsidiary of CXP. The per share consideration in both the CXP Tender Offer and the merger would be equal to $17.50 in cash plus a cash amount equal to a proportionate share (based on common and common equivalent shares) of any termination fees received by the Issuer from other bidders. It is a condition to CXP's obligation to enter into the merger agreement that the Issuer make the same representations and warranties to CXP that it made to Premier in the Premier Merger Agreement except where not material and that stockholder agreements like those in favor of Premier be executed in favor of CXP by the same stockholders. The Issuer is obligated to use its reasonable best efforts and take all actions within its control to cause such conditions to be satisfied.

          The foregoing description of the Premier Merger Agreement and the Stockholder Agreements is qualified in its entirety by reference to the full text of such agreements, copies of which are exhibits to this Schedule and which are incorporated by reference in this description.

(d) The directors of Acquisition Sub immediately prior to the effective time of the Premier Merger shall be the directors of the Issuer (as the surviving corporation) upon consummation of such merger. In addition, the Premier Merger Agreement provides that each member of the board of directors of the Issuer shall tender his resignation to be effective immediately upon such consummation.

(e)-(f) Shortly after consummation of the Premier Merger, the Issuer expects to make an offer under the terms of its existing indenture for its outstanding senior subordinated notes due 2008 to purchase such notes at a price equal to 101% of principal amount, plus interest.

(g) Upon consummation of the Premier Merger, the certificate of incorporation of Acquisition Sub shall be the certificate of incorporation of the Issuer (as the surviving corporation), except that the name of the surviving corporation shall be Republic Group Incorporated and the terms of the Issuer's present certificate of incorporation regarding indemnification shall replace any provision in the certificate of incorporation of Acquisition Sub with respect to indemnification of directors or officers (or former directors or officers).

          Upon consummation of the Premier Merger, the bylaws of Acquisition Sub shall be the bylaws of the Issuer (as the surviving corporation), except that the terms of the Issuer's present bylaws regarding indemnification shall replace any provision in the bylaws of Acquisition Sub with respect to indemnification of directors or officers (or former directors or officers).

          The Issuer has amended its Rights Agreement so that such agreement will permit the execution, delivery and consummation of the Premier Merger Agreement and the Stockholder Agreements and will terminate at the effectiveness of the Premier Merger.

(h) Upon consummation of the Premier Merger it is anticipated that the Common Stock of the Issuer will be delisted from the New York Stock Exchange, Inc. and that such Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

                                                               Page   of 6 Pages
                                                               -----------------


Item 5.   Interest in Securities of the Issuer.

(a)-(b) See Appendix B attached hereto and incorporated by reference herein. As a result of the execution and delivery of the Stockholder Agreements referred to in Item 2(a), the Stockholder Agreement Stockholders may be deemed to have (1) shared power to vote or direct the vote of the Common Stock subject thereto and (2) shared power to dispose or direct the disposition of such Common Stock.

(c) The Reporting Person has not engaged in any transactions in Common Stock that were effected during the past sixty (60) days.

(d) Reference is made to the response to Item 4, which is incorporated by reference herein.

(e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, other than the Stockholder Agreement described in Item 4, which description is incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits.


Exhibit A -- Agreement and Plan of Merger dated as of August 11, 2000 among the Issuer, Premier and the Acquisition Sub incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated August 21, 2000 of the Issuer, SEC File Number 1-7210.

Exhibit B -- Form of Stockholder Agreement incorporated by reference to Exhibit
99.3 to the Current Report on Form 8-K dated August 21, 2000 of the Issuer, SEC File Number 1-7210.

                                                               Page   of 6 Pages
                                                               -----------------

                                   SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:   August  18, 2000.

                                               /S/ LON D. LEWIS
                                             -----------------------------------
                                             Lon D. Lewis

                                  APPENDIX A

               Name and Address                                         Occupation/Job Titles
----------------------------------------------------------------------------------------------------------------------
Mr. James M. Britz                              Vice President - Administration of Republic Group Incorporated,
811 East 30th Avenue, Hutchinson, KS  67502     Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------
Mr. Todd Brown                                  Vice President - Gypsum Paperboard Division of Republic Group
811 East 30th Avenue, Hutchinson, KS  67502     Incorporated, Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------
Mr. Geary D. Cribbs                             Senior Vice President -  Gypsum Operations of Republic Group
Drawer "C", Duke, OK 73532                      Incorporated,  Duke, OK
----------------------------------------------------------------------------------------------------------------------
Mr. Michael W. Dirks                            Vice President - Finance of Republic Group Incorporated, Hutchinson,
811 East 30th Avenue, Hutchinson, KS  67502     KS
----------------------------------------------------------------------------------------------------------------------
Ms. Catherine S. Grindinger                     Homemaker
4400 Windsor Parkway, Dallas, TX  75205
----------------------------------------------------------------------------------------------------------------------
Mr. Dennis J. Grindinger                        Attorney, Thompson and Knight, Dallas, Texas
4400 Windsor Parkway, Dallas, TX  75205
----------------------------------------------------------------------------------------------------------------------
Ms. Susan  G. Hall                              Vice President - Gypsum Sales, Republic Group Incorporated,  Duke, OK
Drawer "C", Duke, OK 73532
----------------------------------------------------------------------------------------------------------------------
Mr. Lon D. Lewis                                Vice President - Diversified Paperboard Division of Republic Group
811 East 30th Avenue, Hutchinson, KS  67502     Incorporated, Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------
Mr. Bert A. Nelson                              Investments
4031 West Lovers Lane, Dallas, TX  75209        Nelson Investment Company, Dallas, Texas
----------------------------------------------------------------------------------------------------------------------
Mr. James A. Nelson                             Vice President - Engineering of Republic Group Incorporated,
811 East 30th Avenue, Hutchinson, KS  67502     Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------
Mr. Talbot Rain                                 Retired in 1989 as a partner at the law firm of Locke Purnell Rain
5719 Bordeaux, Dallas, TX 75209                 Harrell, Dallas, Texas
----------------------------------------------------------------------------------------------------------------------
Mr. Gerald L. Ray                               Investment Advisor
1445 Ross Avenue, Lock Box 201, 56th Floor      President of Gerald L. Ray & Associates, Inc.
Dallas, TX  75202
----------------------------------------------------------------------------------------------------------------------
Mr. Doyle R. Ramsey                             Executive Vice President  and CFO  of Republic Group Incorporated,
811 East 30th Avenue, Hutchinson, KS  67502     Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------
Ms. Janey L. Rife                               Vice President, Treasurer and Secretary of Republic Group
811 East 30th Avenue, Hutchinson, KS  67502     Incorporated, Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------
Mr. Robert F. Sexton                            Bakery Associates, Inc. (food industry supplier), President
9400 North Central, Suite 1630, Dallas, TX
 75231
----------------------------------------------------------------------------------------------------------------------
Mr. David P. Simpson                            Executive Vice President - Paperboard of Republic Group Incorporated,
811 East 30th Avenue, Hutchinson, KS  67502     Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------
Ms. Lorraine H. Simpson                         Homemaker
4420 Beverly Drive, Dallas, TX  75205
----------------------------------------------------------------------------------------------------------------------
Ms. Marimon Simpson                             Director of Development and Public Relations, Providence Christian
P. O. Box 750,  Dallas, Texas 75221             School, Dallas, Texas
----------------------------------------------------------------------------------------------------------------------
Mr. Phil Simpson                                Chairman and President of Republic Group Incorporated, Hutchinson, KS.
P. O. Box 750,  Dallas, Texas 75221
----------------------------------------------------------------------------------------------------------------------
Ms. Susan P. Simpson                            Homemaker
811 East 30th Avenue, Hutchinson, KS  67502
----------------------------------------------------------------------------------------------------------------------
Mr. L.L. Wallace                                Retired, 1980 as Vice President of Packaging Corporation of America
1808 North Wilmar Court, Quincy, IL 62301       (paper product manufacturer), Hutchinson, KS
----------------------------------------------------------------------------------------------------------------------

Republic Group Incorporated (the "Issuer") is an integrated manufacturer and distributor of recycled paperboard and gypsym wallboard. The Issuer's principal business address is 811 East 30th Avenue, Hutchinson, Kansas 67502.

                                  APPENDIX B


                                               AGGREGATE NUMBER             PERCENTAGE OF
                                               ----------------             -------------
                                                 OF SHARES OF                COMMON STOCK
                                                 ------------                ------------
                  NAME                           COMMON STOCK                BENEFICIALLY
                  ----                           ------------                ------------
                                              BENEFICIALLY OWNED                OWNED
                                              ------------------                -----


James M. Britz                                       18,476/1/                  0.15%
Todd T. Brown                                        41,765/2/                  0.35%
Geary D. Cribbs                                      51,811/3/                  0.43%
Michael W. Dirks                                      3,240/4/                  0.03%
Susan G. Hall                                        38,633/5/                  0.32%
Lon D. Lewis                                         13,500/6/                  0.11%
James A. Nelson                                       2,303/7/                  0.02%
Doyle R. Ramsey                                      49,187/8/                  0.41%
Janey L. Rife                                        21,836/9/                  0.18%
David Simpson                                       137,193/10/                 1.14%
Gerald L. Ray                                       308,240/11/                 2.56%
L. L. Wallace                                        29,994/12/                 0.25%
Robert F. Sexton                                     23,650/13/                 0.20%
Talbot Rain                                          12,155/14/                 0.10%
Bert A. Nelson                                       25,132/15/                 0.21%
Lorraine H. Simpson                                  66,990                     0.57%
Marimon Simpson                                     218,000                     1.84%
Catherine S. Grindinger                             109,790                     0.93%
Dennis J. Grindinger                                 11,000                     0.09%
Phil Simpson                                      2,241,689/16/                18.92%
Susan Pedrick Simpson                                 1,000                     0.01%


------------------------
/1/ This includes 13,025 options exercisable at 10/10/2000, and 1,829 shares under the Employee Stock Ownership Plan of the Issuer (the "ESOP").
/2/ This includes 11,925 options exercisable at 10/10/2000, and 16,141 shares under the ESOP.
/3/ This includes 13,175 options exercisable at 10/10/2000, and 21,430 shares under the ESOP.
/4/ This includes 1,800 options exercisable at 10/10/2000, and 1,031 shares under the ESOP.
/5/ This includes 12,687 options exercisable at 10/10/2000, and 17,401 shares under the ESOP, of which 1,862 options and 5,499 ESOP shares are owned by her spouse.
/6/ This includes 8,525 options exercisable at 10/10/2000, and 1,180 shares under the ESOP.
/7/  This includes 1,500 options exercisable at 10/10/2000.
/8/ This includes 23,225 options exercisable at 10/10/2000, and 10,300 shares under the ESOP.
/9/ This includes 11,700 options exercisable at 10/10/2000, and 5,473 shares under the ESOP.
/10/ This includes 875 options exercisable at 10/10/2000, and 318 shares under the ESOP.
/11/ This includes 11,000 options exercisable at 10/10/2000.
/12/ This includes 11,000 options exercisable at 10/10/2000.
/13/ This includes 22,550 options exercisable at 10/10/2000.
/14/ This includes 11,000 options exercisable at 10/10/2000.
/15/ This includes 11,000 options exercisable at 10/10/2000.
/16/ This includes 23,000 options exercisable at 10/10/2000, and 91,975 shares under the ESOP.

All persons set forth in the foregoing table have shared voting and dispositive power over the shares shown as beneficially owned by them, except: (i) none of such persons has voting or dispositive power with respect to shares subject to stock options that are deemed beneficially owned by them, (ii) such persons have shared voting power, but no dispositive power, with respect to shares held in the ESOP, and (iii) as otherwise indicated.